UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

EXPLANATORY NOTE

Special General Meeting

Quoin Pharmaceuticals Ltd. (the “Company”) held its Special General Meeting on February 28, 2022, at which the Company’s ordinary shareholders and ADS holders adopted the Amended and Restated Articles of Association of the Company, as described further in Exhibit 99.1 to the Company’s Form 6-K furnished by the Company to the Securities and Exchange Commission (the “SEC”) on February 8, 2022.

Annual General Meeting

The Company herby furnishes the following documents in connection with its Annual General Meeting of Shareholders (the “Meeting”), scheduled for Tuesday, April 12, 2022, at 12:00 pm, US Eastern Time, at The Logan, One Logan Square, Philadelphia, PA 19103 (collectively, the “AGM Proxy Materials”):

1.	a copy of the Notice and Proxy Statement with respect to the Meeting, attached hereto as Exhibit 99.1;

2.	a form of Proxy Card for holders of the Company’s ordinary shares, attached hereto as Exhibit 99.2; and

3.	a form of Voting Instruction Form for holders of American Depositary Shares of the Company, attached hereto as Exhibit 99.3.

Board Committees

On March 3, 2022, the Board of Directors of the Company (the “Board”) adopted certain resolutions by unanimous written consent (the “Board Consent”) related to, among other matters, committees of the Board and charters of Board committees. Pursuant to the Board Consent, and effective as of March 3, 2022, (i) the Board’s audit committee was comprised of James Culverwell (chair), Natalie Leong and Joseph Cooper, (ii) the charter of the Audit Committee of the Board was amended and restated, in the form attached hereto as Exhibit 10.1 and incorporated herein by reference, (iii) the Board’s nominating and governance committee was comprised of Natalie Leong (chair) and Joseph Cooper, (iv) the charter of the Nominating and Governance Committee of the Board was amended and restated, in the form attached hereto as Exhibit 10.2 and incorporated herein by reference, (v) the Board’s compensation committee was comprised of Dennis Langer (chair) and Michael Sember, and (vi) the charter of the Compensation Committee of the Board was amended and restated, in the form attached hereto as Exhibit 10.3 and incorporated herein by reference.

License and Supply Agreements

The Company entered into a License and Distribution Agreement, dated as of February 1, 2022, which was amended as of February 17, 2022 (as amended, the “Er-Kim License Agreement”), with Er-Kim İlaç Sanayi ve Ticaret A.Ş (“Er-Kim”). Under the terms of the Er-Kim License Agreement, Er-Kim has the exclusive rights to commercialize pharmaceutical product QRX003 (the “Product”) in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Czechia, Hungary, Kosovo, Moldova, Montenegro, North Macedonia, Poland, Romania, Serbia, Slovakia, Slovenia, Turkey, Georgia, Azerbaijan, Greece, Cyprus, Malta (collectively, the “Territory”). Er-Kim is obligated to launch the Product in the Territory within 6 months following receipt of the applicable regulatory approvals. The Er-Kim License Agreement also provides that Er-Kim and its affiliates will purchase all of their Product requirements from the Company.

The Company entered into (i) a License and Distribution Agreement (the “Neopharm License Agreement”) , and (ii) a Supply Agreement (the “Neopharm Supply Agreement”), each dated as of February 11, 2022, with Neopharm (Israel) 1996 Ltd. (“Neopharm”). Under the terms of the Neopharm License Agreement, Neopharm has the exclusive rights to commercialize the Product in Israel and the West Bank of Gaza territories (governed by the Palestinian Authority as of the date of the Neopharm License Agreement, and any successor thereof), and Neopharma will use its commercially reasonable efforts to file for the marketing authorization for the Product in such territory within 6 months following the date of receipt of the complete data package by Neopharm following the Company’s receipt of applicable regulatory approvals in either the United States or the European Union. Under the Neopharm Supply Agreement, the Company will be the exclusive supplier of the Product to Neopharm.

The foregoing descriptions of the Er-Kim License Agreement, the Neopharm License Agreement and the Neopharm Supply Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, attached hereto as Exhibits 10.4, 10.5 and 10.6, respectively, and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit

10.1	Amended and Restated Charter of the Audit Committee of the Board of Directors of the Company
10.2	Amended and Restated Charter of the Nominating and Governance Committee of the Board of Directors of the Company
10.3	Amended and Restated Charter of the Compensation Committee of the Board of Directors of the Company
10.4	License and Distribution Agreement, dated as of February 1, 2022, by and between the Company and Er-Kim İlaç Sanayi ve Ticaret A.Ş, and the First Amendment to the License and Distribution Agreement, dated as of February 17, 2022, by and between Quoin Pharmaceuticals, Inc. and Er-Kim İlaç Sanayi ve Ticaret A.Ş (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)
10.5	License and Distribution Agreement, dated as of February 11, 2022, by and between the Company and Neopharm (Israel) 1996 Ltd. (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)
10.6	Supply Agreement, dated as of February 11, 2022, by and between the Company and Neopharm (Israel) 1996 Ltd.
99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card
99.3	Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer